October 22, 2007

VIA EDGAR TRANSMISSION

Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549
Phone:  202-551-3344

Re:	AES Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed May 23, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed August 7, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 9, 2007
File No. 1-22291

Dear Mr. Thompson:

On behalf of The AES Corporation (“AES” or the “Company”), set forth below is a supplemental response to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated September 25, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”), Form 10-K/A for the fiscal year ended December 31, 2006 (the “2006 Form 10-K/A”) and Form 10-Q for the quarter ended June 30, 2007 (the “Second Quarter Form 10-Q”).  The supplemental response relates to Comments 4, 10 and 13, which we have restated below:

Form 10-K/A for Fiscal Year Ended December 31, 2006

Parent Company Liquidity, page 126

4.	We note your presentation of “Total parent liquidity,” a non-GAAP liquidity measure. Please revise your disclosure as follows:

	(a)	Identify this as a non-GAAP measure of liquidity.

	(b)	Present cash flows from operating, investing and financing activities alongside it.

	(c)	Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

	(d)	Describe how management uses the non-GAAP measure and why they believe it is meaningful to readers.

	(e)	Disclose that the non-GAAP measure should not be considered as an alternative to cash and cash equivalents, which is determined in accordance with GAAP, as a measure of liquidity.

RESPONSE:  In future filings, the Company will ensure that the information requested in items (a) through (e) is disclosed.

Note 6. Investments in and Advances to Affiliates, page 166

Companhia Energetica de Minas Gerais, page 167

10.          Reference is made to your disclosure on page 75 regarding the BNDES collection suit against SEB to obtain payment under the loan agreement, the proceeds of which were used by SEB to acquire the shares of CEMIG.  Please tell us in further detail the nature of this dispute and tell us the amount of the loan and investment in CEMIG recorded by SEB as of December 31, 2006.  Additionally, clarify for us how you account for your investment in SEB, including your percentage ownership, show us how you computed an equity investment in CEMIG, net of debt used to finance the investment, of $(484) million based on total debt of $1.6 billion, and tell us where you classify this investment on your balance sheet.

RESPONSE:  As the Company discussed with the Staff on October 5, 2007, the Company regrets that an error was made in the Company’s original statement that SEB borrowed US $1.6 billion from BNDES.  The original amount borrowed by SEB was $528 million USD.  The $1.6 billion figure identified in the Company’s original response is the total liability to BNDES as of December 31, 2006, as a result of penalties and interest on the original principal (this amount is $1.44 billion, not $1.6 billion).

Mr. William H. Thompson

Securities and Exchange Commission

In addition, the Company notes that it lost management control of Southern Electric Brazil (“SEB’’) in 2002.  At December 31, 2002, the Company reported $(484) million of equity investment in SEB and deconsolidated SEB from its financial statements.  Since January 1, 2003, SEB has experienced ongoing losses.  Under APB Opinon No. 18, discontinuance of the equity method means that if an investment is zero or negative and the Company is not obligated to fund losses, then continued losses will not be recorded.  Accordingly, the Company has retained the $(484) million equity position that existed at deconsolidation and the Company will continue to track its losses and will record future income if gains surpass tracked losses.

Note 14. Stockholders’ Equity, page 193

Sale of Subsidiary Stock and Brasiliana Restructuring, page 193

13.                               Since the proceeds from the sale of Eletropaulo preferred class-B shares were used to repay Brasiliana debt, please explain to us how you concluded AES Corp realized the translation adjustment upon the sale of Eletropaulo preferred class-B shares by Transgas.  Additionally, explain to us how you concluded that the sale of preferred stock qualifies as a sale of ownership interest, as contemplated in paragraph 2 of FIN 37.

RESPONSE:  This supplemental response addresses the accounting treatment of the sale of Eletropaulo preferred shares held by Transgas (“Transgas shares”) and the repayment of the debt held by BNDES (“BNDES debt”).

Additional Facts

The Company advises the Staff of the following additional facts which support the Company’s accounting treatment:

•             In September of 2006, the functional currency of Brasiliana was US dollars;

•             The BNDES debt is denominated in US dollars;

•             Transgas and Eletropaulo have a Brazilian real functional currency and prepare their financial statements accordingly;

•             Transgas is a holding company whose only asset is its shares in Eletropaulo;

•             Eletropaulo and Transgas are consolidated into Brasiliana, the cumulative translation adjustment (“CTA”)  is recorded by Brasiliana, and Brasiliana is consolidated into the financial statements of The AES Corporation; and

•             The common shares and the preferred shares in Eletropaulo are substantially the same except the preferred shares have no voting rights and both classes of shares have no par value.

Description of Transaction

On September 22, 2006, Brasiliana (with the approval of BNDES) sold 87% (13,764,513,000) of the preferred shares that its wholly owned subsidiary, Transgas, held in Eletropaulo.  The sale of preferred shares was conducted in the open market and Brasiliana received approximately US$600 million after expenses, including proceeds from the underwriters allotment.

Company Determinations

The Company determined that the preferred shares of Eletropaulo represented an “ownership interest.”  Common and preferred shares in Eletropaulo are substantially the same except the preferred shares have no voting rights and both have no par value.  The preferred shares (i) have a priority in the return of capital, with no premium, (ii) the right to dividends on equal terms with the common shares plus 10%, and (iii) the right to require that they are purchased on the same terms and conditions if the common shares are sold.  The preferred shares have no conversion or redemption rights.  As a result of the shares holding similar residual rights as the common shares, with the exception of voting rights, AES has concluded that the preferred shares are ownership interests. This conclusion is consistent with the treatment of the preferred shares issued in the BNDES restructuring transaction, which occurred in January 2004. These shares were considered ownership interests and included as a component of the gain recorded to additional paid in capital in 2004 in accordance with SAB 51.  The preferred shares are included as a component of equity and recorded on the historical cost basis for the purposes of FAS 52 conversion to the reporting currency of AES.

In addition, the Company determined that the sale of the preferred shares of Eletropaulo was considered a partial sale in accordance with paragraph 2 of FIN 37.  The primary determination of a partial sale occurring is whether the CTA has been realized given that it is essentially an unrealized gain or loss on the net investment in a foreign subsidiary. Paragraph 119 of FAS 52 supports this premise and states, “…Sale and complete or substantially complete liquidation were selected because those events generally cause a related gain or loss on the net investment to be recognized in net income at that time. That procedure recognizes the “unrealized” translation adjustment as a component of net income when it becomes “realized.”

On or around February 14, 2005, the Company discussed the accounting for the initial Brasiliana transaction in January of 2004 with Pamela Schlosser and Mark Mahar of the Office of the Chief Accountant of the Commission and concluded, with the concurrence of the Staff, that a sale of ownership in which a gain/loss is realized requires a pro rata portion of CTA be recognized in earnings.  Based on this conversation, the Company also understood that in a sale of ownership interest in which a component of the gain is recorded to additional paid in capital in accordance with SAB 51, no pro rata portion of CTA would be reduced.  Accordingly, the Company included disclosure reflecting this accounting treatment in its 2004 Form 10-K filed March 30, 2005.

In light of the foregoing,  AES concluded that it should recognize a gain on the sale of the preferred shares in addition to the pro rata portion of CTA.

*      *      *      *

Mr. William H. Thompson

Securities and Exchange Commission

The Company hereby acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

cc:	Sondra Snyder, Securities and Exchange Commission
Sarah Goldberg, Securities and Exchange Commission
Zafar A. Hasan, The AES Corporation
Mary Wood, The AES Corporation